UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒     or     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes    ☐      No    ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited quarterly consolidated Japanese GAAP financial statements as of and for the nine months ended December 31, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
Name: Toru Nakashima
Title: Senior Managing Executive Officer Group Chief Financial Officer

Date: February 18, 2020

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2019

On February 14, 2020, we published our unaudited quarterly consolidated financial statements as of and for the nine months ended December 31, 2019 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the quarter ended December 31, 2019 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED QUARTERLY

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2019		December 31, 2019		December 31, 2019
Assets:
Cash and due from banks		¥57,411,276		¥57,116,179	$521,418
Call loans and bills bought		2,465,744		1,224,784	11,181
Receivables under resale agreements		6,429,365		6,812,876	62,195
Receivables under securities borrowing transactions		4,097,473		4,001,983	36,534
Monetary claims bought		4,594,578		5,145,865	46,977
Trading assets		5,328,778		6,112,474	55,801
Money held in trust		390		217	2
Securities	*2	24,338,005	*2	28,283,273	258,200
Loans and bills discounted	*1	77,979,190	*1	80,339,428	733,425
Foreign exchanges		1,719,402		2,294,395	20,946
Lease receivables and investment assets		247,835		239,266	2,184
Other assets		7,307,305		9,069,607	82,797
Tangible fixed assets		1,504,703		1,487,467	13,579
Intangible fixed assets		769,231		781,740	7,137
Net defined benefit asset		329,434		350,595	3,201
Deferred tax assets		40,245		15,322	140
Customers’ liabilities for acceptances and guarantees		9,564,993		9,616,327	87,788
Reserve for possible loan losses		(468,808)		(452,365)	(4,130)

Total assets		¥203,659,146		¥212,439,441	$1,939,378

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen		Millions of U.S. dollars
	March 31, 2019	December 31, 2019	December 31, 2019
Liabilities and net assets:
Liabilities:
Deposits	¥122,325,038	¥124,474,270	$1,136,336
Negotiable certificates of deposit	11,165,486	11,686,656	106,688
Call money and bills sold	1,307,778	1,314,633	12,001
Payables under repurchase agreements	11,462,559	14,034,730	128,124
Payables under securities lending transactions	1,812,820	1,581,348	14,436
Commercial paper	2,291,813	1,920,267	17,530
Trading liabilities	4,219,293	4,703,914	42,942
Borrowed money	10,656,897	10,510,084	95,947
Foreign exchanges	1,165,141	1,268,205	11,578
Short-term bonds	84,500	324,000	2,958
Bonds	9,227,367	9,633,063	87,941
Due to trust account	1,352,773	1,905,937	17,399
Other liabilities	4,873,630	7,356,828	67,161
Reserve for employee bonuses	70,351	40,041	366
Reserve for executive bonuses	3,091	—	—
Net defined benefit liability	31,816	33,497	306
Reserve for executive retirement benefits	1,374	1,182	11
Reserve for point service program	23,948	25,631	234
Reserve for reimbursement of deposits	7,936	2,199	20
Reserve for losses on interest repayment	147,594	116,494	1,063
Reserves under the special laws	2,847	2,989	27
Deferred tax liabilities	378,220	463,179	4,228
Deferred tax liabilities for land revaluation	30,259	30,074	275
Acceptances and guarantees	9,564,993	9,616,327	87,788

Total liabilities	192,207,534	201,045,558	1,835,362

Net assets:
Capital stock	2,339,443	2,339,964	21,362
Capital surplus	739,047	692,065	6,318
Retained earnings	5,992,247	6,243,496	56,997
Treasury stock	(16,302)	(14,212)	(130)

Total stockholders’ equity	9,054,436	9,261,313	84,547

Net unrealized gains (losses) on other securities	1,688,852	1,814,464	16,564
Net deferred gains (losses) on hedges	(54,650)	(54,937)	(502)
Land revaluation excess	36,547	36,987	338
Foreign currency translation adjustments	50,379	2,034	19
Accumulated remeasurements of defined benefit plans	(7,244)	(3,653)	(33)

Total accumulated other comprehensive income	1,713,884	1,794,896	16,386

Stock acquisition rights	4,750	4,141	38
Non-controlling interests	678,540	333,531	3,045

Total net assets	11,451,611	11,393,883	104,016

Total liabilities and net assets	¥203,659,146	¥212,439,441	$1,939,378

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Nine months ended December 31	2018		2019		2019
Ordinary income		¥4,391,116		¥4,021,547	$36,713
Interest income		1,824,051		1,891,407	17,267
Interest on loans and discounts		1,204,451		1,319,430	12,045
Interest and dividends on securities		269,873		249,199	2,275
Trust fees		3,344		3,396	31
Fees and commissions		916,263		961,201	8,775
Trading income		139,010		165,376	1,510
Other operating income		1,339,889		811,147	7,405
Other income	*1	168,557	*1	189,017	1,726
Ordinary expenses		3,459,656		3,209,718	29,302
Interest expenses		835,408		933,048	8,518
Interest on deposits		324,817		357,417	3,263
Fees and commissions payments		147,228		160,255	1,463
Trading losses		3,137		—	—
Other operating expenses		1,089,951		665,754	6,078
General and administrative expenses		1,279,532		1,299,281	11,861
Other expenses	*2	104,398	*2	151,379	1,382

Ordinary profit		931,459		811,829	7,411

Extraordinary gains	*3	414	*3	23,765	217
Extraordinary losses	*4	8,060	*4	4,163	38

Income before income taxes		923,814		831,431	7,590

Income taxes		200,493		204,996	1,871

Profit		723,320		626,434	5,719

Profit attributable to non-controlling interests		85,438		15,603	142

Profit attributable to owners of parent		¥637,882		¥610,830	$5,576

QUARTERLY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Nine months ended December 31	2018	2019	2019
Profit	¥723,320	¥626,434	$5,719
Other comprehensive income	(216,958)	82,340	752
Net unrealized gains (losses) on other securities	(227,761)	121,424	1,108
Net deferred gains (losses) on hedges	(3,163)	9,380	86
Foreign currency translation adjustments	23,042	(36,623)	(334)
Remeasurements of defined benefit plans	(6,365)	2,985	27
Share of other comprehensive income of affiliates	(2,710)	(14,826)	(135)

Total comprehensive income	506,361	708,774	6,470

Comprehensive income attributable to owners of parent	413,125	691,402	6,312
Comprehensive income attributable to non-controlling interests	93,236	17,371	159

NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the quarterly securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at December 31, 2019 which was ¥109.54 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Changes in the scope of consolidation or in the scope of equity method)

(1)	Significant changes in the scope of consolidation

SMM Auto Finance, Inc. was excluded from the scope of consolidation from the nine months ended December 31, 2019 as it ceased to be a subsidiary due to the sale of shares.

(2)	Significant changes in the scope of equity method

Daiwa SB Investments Ltd. was excluded from the scope of equity method affiliates from the nine months ended December 31, 2019 as it ceased to be an affiliate due to a merger.

(Applied special accounting methods used for preparing quarterly consolidated financial statements)

Accounting treatment of tax expenses

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2020 including the period for the nine months ended December 31, 2019.

Amounts of Income taxes include Income taxes-deferred.

(Notes to quarterly consolidated balance sheets)

*1	Risk-monitored loans

Risk-monitored loans in “Loans and bills discounted” at March 31, 2019 and December 31, 2019 were as follows:

	Millions of yen
	March 31, 2019	December 31, 2019
Bankrupt loans	¥12,806	¥12,259
Non-accrual loans	456,802	431,092
Past due loans (3 months or more)	13,444	15,655
Restructured loans	193,427	209,974

Risk-monitored loans	¥676,481	¥668,982

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

*2	Guaranteed amount to privately-placed bonds

The amounts guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2019 and December 31, 2019 were as follows:

	Millions of yen
	March 31, 2019	December 31, 2019
Guaranteed amount to privately-placed bonds	¥1,662,777	¥1,601,675

(Notes to quarterly consolidated statements of income)

*1	Other income

“Other income” for the nine months ended December 31, 2018 and 2019 included the following:

Nine months ended December 31, 2018	Millions of yen	Nine months ended December 31, 2019	Millions of yen
Gains on sales of stocks and other securities	¥92,196	Gains on sales of stocks and other securities	¥120,025

*2	Other expenses

“Other expenses” for the nine months ended December 31, 2018 and 2019 included the following:

Nine months ended December 31, 2018	Millions of yen	Nine months ended December 31, 2019	Millions of yen
Write-off of loans	¥70,687	Write-off of loans	¥70,255

*3	Extraordinary gains

“Extraordinary gains” for the nine months ended December 31, 2018 and 2019 included the following:

Nine months ended December 31, 2018	Millions of yen	Nine months ended December 31, 2019	Millions of yen
Gains on disposal of fixed assets	¥414	Gains on step acquisitions	¥21,997

*4	Extraordinary losses

“Extraordinary losses” for the nine months ended December 31, 2018 and 2019 included the following:

Nine months ended December 31, 2018	Millions of yen	Nine months ended December 31, 2019	Millions of yen
Losses on impairment of fixed assets	¥4,169	Losses on impairment of fixed assets	¥2,643
Losses on disposal of fixed assets	3,327	Losses on disposal of fixed assets	1,379

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows are not prepared for the nine months ended December 31, 2019. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the nine months ended December 31, 2018 and 2019 are as follows:

	Millions of yen
Nine months ended December 31	2018	2019
Depreciation	¥218,268	¥162,119
Amortization of goodwill	17,178	13,109

(Notes to stockholders’ equity)

Dividends paid in the nine months ended December 31, 2018

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 28, 2018	Common stock	¥126,950	¥90	March 31, 2018	June 29, 2018	Retained earnings
Meeting of the Board of Directors held on November 13, 2018	Common stock	118,626	85	September 30, 2018	December 4, 2018	Retained earnings

Dividends paid in the nine months ended December 31, 2019

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 27, 2019	Common stock	¥132,582	¥95	March 31, 2019	June 28, 2019	Retained earnings
Meeting of the Board of Directors held on November 12, 2019	Common stock	123,252	90	September 30, 2019	December 3, 2019	Retained earnings

(Notes to segment and other related information)

[Segment information]

1. Information on profit and loss amount by reportable segment

	Millions of yen
Nine months ended December 31, 2018	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥580,807	¥943,665	¥513,103	¥276,321	¥(167,063)	¥2,146,833
Expenses	(262,046)	(763,169)	(235,091)	(40,187)	20,961	(1,279,532)
Others	31,750	9,292	31,289	14,453	(44,307)	42,477

Consolidated net business profit	¥350,510	¥189,788	¥309,301	¥250,587	¥(190,408)	¥909,778

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Nine months ended December 31, 2019	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥469,397	¥933,938	¥509,405	¥347,759	¥(187,027)	¥2,073,472
Expenses	(211,789)	(761,534)	(270,505)	(44,097)	(11,355)	(1,299,281)
Others	35,524	1,436	41,988	25,900	(57,253)	47,595

Consolidated net business profit	¥293,131	¥173,839	¥280,889	¥329,562	¥(255,635)	¥821,786

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Nine months ended December 31, 2018	Millions of yen
Consolidated net business profit	¥909,778
Other ordinary income (excluding equity in gains of affiliates)	126,079
Other ordinary expenses	(104,398)

Ordinary profit on quarterly consolidated statements of income	¥931,459

Note:     Figures shown in the parenthesis represent the loss.

Nine months ended December 31, 2019	Millions of yen
Consolidated net business profit	¥821,786
Other ordinary income (excluding equity in gains of affiliates)	141,421
Other ordinary expenses	(151,379)

Ordinary profit on quarterly consolidated statements of income	¥811,829

Note:     Figures shown in the parenthesis represent the loss.

(Notes to financial instruments)

There are no significant matters to be disclosed regarding financial instruments.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the quarterly consolidated balance sheets.

1.    Bonds classified as held-to-maturity

March 31, 2019	Millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥280,247	¥281,136	¥888
Japanese local government bonds	—	—	—
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥280,247	¥281,136	¥888

Note: The fair values are, in principle, based on their market prices and others at the end of the fiscal year.
December 31, 2019	Millions of yen
	Quarterly consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥260,119	¥260,442	¥322
Japanese local government bonds	2,300	2,303	3
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥262,419	¥262,745	¥325

Note: The fair values are, in principle, based on their market prices and others at the end of the period.

2.    Other securities

	Millions of yen
March 31, 2019	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,444,638	¥3,347,577	¥1,902,938
Bonds	8,923,365	8,983,731	60,365
Japanese government bonds	6,211,070	6,234,326	23,255
Japanese local government bonds	98,428	99,164	735
Japanese corporate bonds	2,613,866	2,650,240	36,374
Other	10,725,378	11,083,416	358,038

Total	¥21,093,383	¥23,414,725	¥2,321,342

Notes:	1.

Consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices.

	2.

Net unrealized gains (losses) on other securities shown above include losses of ¥12,277 million for the fiscal year ended March 31, 2019 that are recognized in the earnings by applying fair value hedge accounting.

	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2019	Millions of yen
Stocks	¥139,051
Other	246,765

Total	¥385,817

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.
4.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issues Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

	Millions of yen
December 31, 2019	Acquisition cost	Quarterly Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,371,097	¥3,330,011	¥1,958,913
Bonds	11,399,720	11,426,598	26,878
Japanese government bonds	8,350,645	8,347,342	(3,303)
Japanese local government bonds	197,360	197,446	86
Japanese corporate bonds	2,851,714	2,881,809	30,095
Other	11,959,491	12,482,877	523,386

Total	¥24,730,308	¥27,239,487	¥2,509,179

Notes:	1.

Quarterly consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the period, and bonds and others are carried at their period-end market prices.

	2.

Net unrealized gains (losses) on other securities shown above include losses of ¥11,001 million for the nine months ended December 31, 2019 that are recognized in the earnings by applying fair value hedge accounting.

	3.	Quarterly consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

December 31, 2019	Millions of yen
Stocks	¥143,292
Other	278,732

Total	¥422,025

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.
4.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issues Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

3.    Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the quarterly consolidated balance sheet amount (the consolidated balance sheet amount) and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2019 and for the nine months ended December 31, 2019 were ¥9,013 million and ¥1,096 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.    Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2019

There are no corresponding transactions.

Nine months ended December 31, 2019

There are no corresponding transactions.

2.    Other money held in trust (Other than trading and held to maturity)

	Millions of yen
March 31, 2019	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥390	¥390	¥—

Note:    Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.

	Millions of yen
December 31, 2019	Acquisition cost	Quarterly Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥217	¥217	¥—

Note:    Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.

(Notes to derivative transactions)

(1)	Interest rate derivatives

	Millions of yen
March 31, 2019	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥59,431,284	¥618	¥618
Interest rate options	134,241,530	22,079	22,079
Over-the-counter
Forward rate agreements	54,470,715	(542)	(542)
Interest rate swaps	444,871,798	294,408	294,408
Interest rate swaptions	12,036,115	(480)	(480)
Caps	59,064,895	(51,326)	(51,326)
Floors	2,193,601	780	780
Other	9,288,882	28,837	28,837

Total	/	¥294,374	¥294,374

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2019	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥62,950,073	¥592	¥592
Interest rate options	168,861,337	22,059	22,059
Over-the-counter
Forward rate agreements	101,089,083	4	4
Interest rate swaps	462,359,930	419,865	419,865
Interest rate swaptions	14,574,160	6,038	6,038
Caps	65,917,199	(17,530)	(17,530)
Floors	3,221,824	(2,046)	(2,046)
Other	9,260,627	40,092	40,092

Total	/	¥469,075	¥469,075

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(2)	Currency derivatives

	Millions of yen
March 31, 2019	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥3,942	¥21	¥21
Over-the-counter
Currency swaps	46,383,650	82,884	76,881
Currency swaptions	1,158,840	855	855
Forward foreign exchange	81,510,434	24,012	24,012
Currency options	5,708,189	5,294	5,294

Total	/	¥113,069	¥107,066

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

	Millions of yen
December 31, 2019	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥2,668	¥113	¥113
Over-the-counter
Currency swaps	54,086,745	(31,724)	6,365
Currency swaptions	990,645	360	360
Forward foreign exchange	83,668,380	(47,582)	(47,582)
Currency options	5,989,829	5,008	5,008

Total	/	¥(73,824)	¥(35,733)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the quarterly consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

(3)	Equity derivatives

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
March 31, 2019
Listed
Equity price index futures	¥931,225	¥2,088	¥2,088
Equity price index options	1,259,342	(27,469)	(27,469)
Over-the-counter
Equity options	721,754	(1,529)	(1,529)
Equity index forward contracts	8,094	554	554
Equity index swaps	322,428	13,521	13,521

Total	/	¥(12,835)	¥(12,835)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
December 31, 2019
Listed
Equity price index futures	¥1,382,326	¥(256)	¥(256)
Equity price index options	1,075,494	(15,377)	(15,377)
Over-the-counter
Equity options	668,907	7,777	7,777
Equity index forward contracts	6,481	(26)	(26)
Equity index swaps	332,890	13,808	13,808

Total	/	¥5,925	¥5,925

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(4)	Bond derivatives

	Millions of yen
March 31, 2019	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥3,901,032	¥(2,233)	¥(2,233)
Bond futures options	491,611	(541)	(541)
Over-the-counter
Bond forward contract	1,328	2	2
Bond options	1,100,342	(1,033)	(1,033)

Total	/	¥(3,805)	¥(3,805)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2019	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥3,213,205	¥(808)	¥(808)
Bond futures options	27,895	(7)	(7)
Over-the-counter
Bond forward contract	—	—	—
Bond options	180,347	290	290

Total	/	¥(524)	¥(524)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(5)	Commodity derivatives

	Millions of yen
March 31, 2019	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥28,823	¥30	¥30
Over-the-counter
Commodity swaps	183,117	1,915	1,915
Commodity options	13,714	(388)	(388)

Total	/	¥1,556	¥1,556

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
December 31, 2019	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥35,198	¥35	¥35
Over-the-counter
Commodity swaps	156,777	1,761	1,761
Commodity options	4,446	(322)	(322)

Total	/	¥1,474	¥1,474

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
March 31, 2019	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥1,504,765	¥(651)	¥(651)

Total	/	¥(651)	¥(651)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2019	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥1,967,988	¥(2,129)	¥(2,129)

Total	/	¥(2,129)	¥(2,129)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(Business combination)

There is no significant business combination to be disclosed.

(Per share data)

Earnings per share, earnings per share (diluted) and each calculation method are as follows:

Nine months ended December 31	Millions of yen, except per share data and number of shares
	2018	2019
(i) Earnings per share	¥ 456.20	¥ 443.60
[The calculation method]
Profit attributable to owners of parent	637,882	610,830
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	637,882	610,830
Average number of common stock during the period (in thousands)	1,398,266	1,376,994
(ii) Earnings per share (diluted)	¥ 455.88	¥ 443.33
[The calculation method]
Adjustment for profit attributable to owners of parent	(12)	(9)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(12)	(9)
Increase in the number of common stock (in thousands)	929	807
Stock acquisition rights (in thousands)	929	807

(Significant Subsequent Events)

There is no significant subsequent event to be disclosed.

(Others)

Interim dividends (dividends from surplus under Article 454, Paragraph 5 of the Companies Act)

The meeting of Board of Directors held on November 12, 2019 resolved interim dividends for the fiscal year ending March 31, 2020 as shown below:

Total amount of interim dividends	¥123,252 million
Interim dividends per share	¥90
Effective date and payment start date	December 3, 2019